767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

April 26, 2017

VIA EDGAR TRANSMISSION

Loan Lauren P. Nguyen

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NCS Multistage Holdings, Inc.
Amendment No 1. to Registration Statement on Form S-1
Filed April 17, 2017
File No. 333-216580

Dear Ms. Nguyen:

On behalf of our client, NCS Multistage Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the Staff’s oral comments to the Company communicated to us on April 25, 2017 relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (File No. 333-216580) (the “Registration Statement”). Set forth below in bold is a summary of the Staff’s oral comments followed by the Company’s response.

1.	Please revise your disclosure to add a statement to the effect that the Company has no current specific plans for a significant portion of the proceeds from the offering and to discuss the principal reasons for the offering.

The Company respectfully advises the Staff that it proposes to add the below disclosure to the section entitled “Use of Proceeds” in the Registration Statement.

“After the repayment of indebtedness under our Senior Secured Credit Facilities, we currently intend to use the remaining net proceeds from this offering for general corporate purposes, which may include the payment of costs and expenses associated with the implementation of our business strategy, although we have no current specific plans for the use of the remaining net proceeds at this time. The principal reasons for this offering are to repay indebtedness under our Senior Secured Credit Facilities, increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our access to the capital markets in the future.”

Securities and Exchange Commission April 26, 2017 Page 2

Should any questions arise in connection with this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	P. Kevin Trautner
Executive Vice President, General Counsel and Secretary
NCS Multistage Holdings, Inc.